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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

INTERACTIVE INTELLIGENCE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

n/a*
(Cusip Number of Class of Securities)

Michael J. Tavlin
Senior Vice President and Chief Financial Officer
Interactive Intelligence, Inc.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268
(317) 872-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James A. Aschleman, Esq.
Baker & Daniels
300 North Meridian Street, Suite 2700
Indianapolis, Indiana 46204
(317)237-0300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$31,251,532	$6,251**

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,480,000 shares of common stock of Interactive Intelligence, Inc. having an aggregate value of $31,251,532 as of April 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $6,251 Form or Registration No.: Schedule TO Filing Party: Interactive Intelligence, Inc. Date Filed: April 26, 2001
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

*
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 45839M 10 3.
**
Previously paid.

INTRODUCTORY STATEMENT

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on April 26, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated April 26, 2001, and the related cover letter.

Item 10.  Financial Statements.

    Item 10 of the Schedule TO is hereby amended and restated as follows:

Item 10.  Financial Statements.

    (a) The information set forth on pages 35 through 50 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference. The information set forth in Part I, Item 1. (Condensed Consolidated Financial Statements and Footnotes) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 is incorporated herein by reference. Copies of such Annual Report on Form 10-K and Quarterly Report on Form 10-Q are being distributed to all potential participants of this offer, along with the Memorandum from Michael J. Tavlin dated May 14, 2001, filed as Exhibit (a)(8), all of which is incorporated herein by reference.

    (b) Not applicable.

Item 12.  Exhibits.

    Item 12 of the Schedule TO is hereby amended and restated as follows so as to add a reference to Exhibit (a)(7), which is incorporated herein by reference, and Exhibit (a)(8), which is attached hereto.

Item 12.  Exhibits.

(a)	(1)* Offer to Exchange all Outstanding Options for New Options dated April 26, 2001.
(2)* Election Form.
(3)* Memorandum from Michael J. Tavlin to Employees dated April 26, 2001.
(4)* Notice to Change Election from Accept to Reject.
(5)* Form of Promise to Grant Stock Option(s).

(6) Interactive Intelligence, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001, and incorporated herein by reference.

(7) Interactive Intelligence, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 11, 2001, and incorporated herein by reference.
(8) Memorandum from Michael J. Tavlin to Employees dated May 14, 2001.
(b)	Not applicable.

(d	)	(1) Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan as amended February 22, 2000, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
(2)*Interactive Intelligence, Inc. 1999 Stock Option and Incentive n Prospectus.
(3)*Interactive Intelligence, Inc. Form of Agreement for Incentive Stock Options under 1999 Stock Option and Incentive Plan.
(4)*Interactive Intelligence, Inc. Form of Agreement for Nonqualified Stock Options under 1999 Stock Option and Incentive Plan.
(g	)	Not applicable.
(h	)	Not applicable.

*
Previously filed.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

INTERACTIVE INTELLIGENCE, INC.
By:	/s/ MICHAEL J. TAVLIN Michael J. Tavlin Senior Vice President and Chief Financial Officer

Date: May 14, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(8)	Memorandum from Michael J. Tavlin to Employees dated May 14, 2001.

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INTRODUCTORY STATEMENT
SIGNATURE
INDEX TO EXHIBITS